Exhibit 99.1

30th August 2007

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir,

RE: HALF YEAR ACCOUNTS, PROFIT RESULT AND DIVIDEND ANNOUNCEMENT

Profit

The Company lodges its financial report for the six month period to 30th June 2007. The Directors are pleased to announce a pre tax profit of $3,308,636 and an after tax profit of $2,494,195 being a 55% increase on the six months period to 30th June 2006 which was $1,606,308.

This profit is the result of operating revenue of $8,742,677 (6 months to 30th June 2006 : $4,532,863) which is a 92% increase in turnover.

Dividend

The Board is pleased to announce a fully franked dividend of two (2) cents per share. The record date for entitlement to the dividend payment will be the 2nd October 2007 and the ex-dividend date will be the 25th September 2007. The payment date of the dividend will be 26th October 2007. It has been decided that the dividend reinvestment plan that is in place shall not be available for this dividend payment.

Second Half Projections

The company expects to achieve its full year revenue forecast of $14 million and net pre-tax profit of $4.5 million. The recent appreciation of the Japanese Yen against the Australian Dollar will have a positive effect on the earning capacity of the company if this trend continues.

Atlas has achieved sales in excess of $1.5 million since 30th June 2007 placing the company in a good financial position for the balance of the year. The company remains in a strong financial position with solid growth prospects for the future.

Yours faithfully,

/s/ George Snow

GEORGE SNOW
Chairman

ATLAS SOUTH SEA PEARL LIMITED (A.B.N. 32 009 220 053)
AND ITS CONTROLLED ENTITIES

INTERIM FINANCIAL REPORT
30TH JUNE 2007

INDEX

1. Directors’ Report	1

1.1. Director’s Report	1

1.2. Significant Changes	4

1.3. Dividends	4

1.4. Directors’ Meetings	4

1.5. Directors’ Benefits	4

1.6. Directors’ Shareholdings	4

2. Auditor’s Independence Declaration	6

3. Consolidated Income Statement	7

4. Consolidated Balance Sheet	8

5. Consolidated Statement of Changes in Equity	9

6. Consolidated Cash Flow Statement	10

7. Notes to the consolidated financial statements	11

8. Directors’ Declaration	21

9. Independent review report to the members	22

10. Appendix 4D information	24

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS REPORT
FOR THE HALF YEAR ENDED 30TH JUNE 2007

The Directors present the financial report of Atlas South Sea Pearl Limited ("the Company") and the consolidated accounts of the economic entity, being the Company and its controlled entities for the half year ended 30th June 2007 and the auditors report thereon.

DIRECTORS’ REPORT

The Directors of the Company during or since the end of the half year are:

Name	Period of Directorship
George Robert Warwick Snow, B.Ec. Chairman	Director since 28 October 1997 Chairman since 28 July 2004

Stephen John Arrow Non-Executive Director	Director since 29 June 1999

Ian Mackenzie Murchison B.Comm, FCA, Dip. Naut. Sc. Non-Executive Director	Director since 28 July 2004

Stephen Paul Birkbeck Non-Executive Director	Director since 15 April 2005

Joseph James Uel Taylor, B.Sc. (Biology), Ph.D. Managing Director	Director since 13 September 2000

ACTIVITIES AND REVIEW OF OPERATIONS

The activity of the economic entity is the management of a pearl farming business located in Indonesia. There has been no significant change in the pearl farming activities of the economic entity since the last year end report. There has been some diversification of the economic entity’s activities into jewellery manufacturing and retail of pearl products but this represents less than 5% of the total turnover and profit of the business at present.

1.	Pearling Operations

a.	Juvenile Oyster Production Results

Despite the El Ninõ conditions that were experienced during the later part of last year and early this year, both our hatcheries maintained very satisfactory output of spat (1mm infant pearl oysters). Grow-out has proven to be more challenging this year, as anticipated due to the climatic conditions, but overall numbers surviving are still good and the Company has done much better than in prior El Ninõ events. The climate experts say that the El Ninõ conditions have passed but there is some evidence that the opposing climatic cycle, La Nină is active.

Large numbers of young oysters have been shipped from Bali and Lombok to our main farming sites in Alyui Bay, Papua.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS REPORT
FOR THE HALF YEAR ENDED 30TH JUNE 2007

b.	Pearl Production Results

From January to June of 2007 a total of 205,000 oysters have been seeded. Of this total, significantly more oysters have been seeded in Bali and are now growing pearls at the deep water lease site of Gerokgak. The Company is confident it will exceed its seeding target of 300,000 first operations for the full year.

After a thorough investigation of the pearl growing potential of Nusa Lembongan, we have decided not to proceed with the development. The results for growth have not been as good as our Gerokgak site in the north or the Karang Asem site in the East and as a result all live oysters and equipment will be transferred out of Nusa Lembongan and the site will close on October 31, 2007.

The first small harvests of selected second operation pearls have been examined and we are pleased by the significant improvement in quality. This programme will continue and we anticipate steady growth in second operations over the next few years.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS REPORT
FOR THE HALF YEAR ENDED 30TH JUNE 2007

The harvests completed up to June 30, 2007 have been very successful and we remain pleased with overall quality of the pearls. 2007 will see the largest number of pearls ever harvested by the Company during a single year.

c.	By-product Results

Demand for our seafood products has been steadily growing and we now have a number of export contracts in place for both frozen and dried pearl oyster. The sale of mother of pearl continues and we expect this to remain a significant part of the by-product revenue. The fibreglass division has sold a number of vessels this year and demand for our products is slowly increasing.

d.	Retail Operations

Significant progress has been made in our jewellery manufacturing division. An expanded marketing team has seen growth in retail sales. As a result of the farm closure at Nusa Lemongan, we have also decided to close the associated tourism and retail venture to concentrate on our efforts at Sanur and North Bali whilst opportunities beyond Bali’s shores are investigated.

e.	Wholesale pearl sales

The Company continues to be represented by Pearl Autore International (PAI) as the sole agent for the international trading of our pearls. PAI’s representation remains strong in United States, Europe and Asia and sales so far this year have exceeded expectation. The strong, strategic alliance with the Autore group gives Atlas a significant advantage in the global pearl market.

f. New Pearling Ventures
Atlas South Sea Pearl has established a new subsidiary company, Aspirasi Satria Sdn Bhd, in Malaysia. The Company has applied for water and land leases for pearling in the Malaysian state of Sabah and is anticipating the commencement of a pilot project late this year. The Managing Director has had several very successful trips to Sabah and Kuala Lumpur. Support from both the federal and state governments has been very strong and the investment incentives offered to our venture are attractive. This new project will create greater diversity and further mitigate the inherent risks in sea based primary production.

2.	Operating Environments

a.	Socio-Political and Security situation

The Company continues to carefully monitor the security situation in Indonesia.

The Company’s active involvement in both social and environmental initiatives remains a key component of our philosophy. This year, over 30 underprivileged children are benefiting from our school scholarship programme and accommodation support. Atlas has instigated a royalty programme to assist the local fishing community in North Bali and has assisted in rebuilding a local school.

To raise environmental awareness amongst our employees, the Company has instigated a major recycling programme from which 50% of the revenue raised is placed into an employee trust fund that in turn provides an interest free micro-loan facility to our staff.

b.	Personnel

Employee numbers have remained relatively constant compared to last year. As at 30th June 2007, Atlas South Sea Pearl and the Indonesian subsidiary PT Cendana Indopearls employed 436 people in Indonesia (June 2006: 449) and 4 people in Australia (June 2006: 4).

3.	Profit Result

The Company announces an after tax profit of $2,494,195 (2006 - $1,606,308) for the six months to 30th June which was achieved on sales of $8,797,327 (2006 - $4,583,774). There has been an increase in sales revenue of $4,213,553 (92%) during the first six months of 2007 when compared to the corresponding period in 2006.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS REPORT
FOR THE HALF YEAR ENDED 30TH JUNE 2007

SIGNIFICANT CHANGES

There have been no significant changes in the state of affairs of the economic entity during the period.

DIVIDENDS

A dividend of 2 cents per share was paid on 25th May 2007. The total amount paid in this dividend was $1,806,869.
The directors have approved a further dividend payment of 2 cents per share, fully franked, payable in October.

DIRECTORS MEETINGS

The attendance at meetings of the Company’s Directors including meetings of the Audit Committee is shown below:

		Number of Directors Meetings		Audit Committee Meetings
Director	Period	Held	Attended	Held	Attended
G.R.W. Snow	01/01/07 - 30/06/07	4	4	1	1
S.J. Arrow	01/01/07 - 30/06/07	4	3	1	1
I.M. Murchison	01/01/07 - 30/06/07	4	3	1	1
S.P. Birkbeck	01/01/07 - 30/06/07	4	2	1	-
J.J.U. Taylor	01/01/07 - 30/06/07	4	4	1	1

As at the date of this report the economic entity has an audit committee which is made up of the non-executive members of the Board. The Directors have the right, in connection with their duty and responsibilities as directors, to seek independent professional advice at the Company’s expense.

DIRECTORS’ BENEFITS

Pursuant to an agreement with Arrow Pearling Company Pty Ltd, fees of $46,762 were charged to the Company during the half year which represents a royalty for training pearl technicians (six months to 30 June 2006 - $46,226). This agreement was entered into in March 1999 prior to Mr. Arrow becoming a board member and it was entered into on commercial terms.

Apart from the foregoing, since the previous financial year end, no Director of the Company has received or has become entitled to receive a benefit (other than the emoluments disclosed in the annual financial statements or the fixed salary of a full-time employee of the Company) by reason of a contract made by the Company or a related company with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

DIRECTORS SHAREHOLDINGS

The relevant interest of each Director in the share capital of the Company, as notified by the Directors to the Australian Stock Exchange in accordance Corporations Act 2001, at the date of this report is as follows:

Current Holdings

	Ordinary Shares
	Direct	Indirect
G.R.W. Snow	-	14,384,556
S.J. Arrow	-	1,952,934
I.M. Murchison	-	690,000
S.P. Birkbeck	-	400,000
J.J.U. Taylor	20,000	1,200,000

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS REPORT
FOR THE HALF YEAR ENDED 30TH JUNE 2007

The auditors Independence declaration on page 6 forms part of the directors report for the half year ended 30th June 2007.

ON BEHALF OF THE BOARD

/s/ George Snow

G.R.W. SNOW
Chairman
30th August 2007

BDO Kendalls Audit & Assurance (WA) Pty Ltd 128 Hay Street SUBIACO WA 6008 PO Box 700 WEST PERTH WA 6872 Phone 61 8 9380 8400 Fax 61 8 9380 8499 aa.perth@bdo.com.au www.bdo.com.au ABN 79 112 284 787

30 August 2007

The Directors
Atlas South Sea Pearl Limited
PO Box 8015
SUBIACO WA 6008

Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO KENDALLS TO THE DIRECTORS OF ATLAS SOUTH SEA PEARL LIMITED

To the best of my knowledge and belief, there have been:

•	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

•	no contraventions of any applicable code of professional conduct in relation to the review.

Yours faithfully
BDO Kendalls Audit & Assurance (WA) Pty Ltd

/s/ Sherif Andrawes
Sherif Andrawes
Director

BDO Kendalls is a national association of separate partnerships and entities

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30TH JUNE 2007

		Half Year
	Note	2007	2006
		$	$
Revenue	2	8,797,327	4,583,774
Other income	2	201,540	812,219
Total revenue		8,998,867	5,395,993

Cost of goods sold		(2,666,002)	(1,671,827)
Marketing expenses		(961,215)	(518,406)
Administration expenses		(1,395,214)	(1,124,136)
Finance costs		-	(3,227)
Research & Development		(25,000)	(12,500)
Other expenses		(642,800)	(34,951)
Total expenses		(5,690,231)	(3,365,047)

Profit before income tax expense		3,308,636	2,030,946
Income tax expense		(814,441)	(424,639)
Profit after income tax attributable to members of the parent entity		2,494,195	1,606,308

Overall Operations:
Earnings per share for profit/(loss) attributable to ordinary equity holders of the Company:
Basic earnings per share (cents)	3	2.79	1.82
Diluted earnings per share (cents)	3	2.79	1.82

The Income Statement is to be read in conjunction with the notes to and forming part of the half year financial report.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

CONSOLIDATED BALANCE SHEET
AS AT 30TH JUNE 2007

	Note	30/06/07	31/12/06	30/06/06
		$	$	$
CURRENT ASSETS
Cash and cash equivalents		556,021	2,631,979	2,602,073
Trade and other receivables		6,513,497	2,923,298	2,404,047
Financial assets	4	5,327,400	3,037,797	4,061,782
Inventories		2,291,707	1,734,412	3,844,744
Biological assets	5	1,574,351	3,866,868	1,247,469
Other financial assets		-	-	123,025

Total Current Assets		16,262,976	14,194,354	14,283,140

NON-CURRENT ASSETS
Inventories		79,314	85,343	81,390
Biological assets	5	6,987,466	5,572,596	7,493,932
Property, plant and equipment		2,566,752	2,586,711	2,556,850
Deferred tax assets		274,063	82,661	166,785

Total Non-Current Assets		9,907,595	8,327,311	10,298,957
Total Assets		26,170,571	22,521,665	24,582,097

CURRENT LIABILITIES
Trade and other payables		1,124,589	554,909	773,192
Short-term borrowings		276,296	-	19,857
Financial instruments	4	5,367,183	3,030,967	3,900,187
Current tax liabilities		1,045,851	687,630	399,956

Total Current Liabilities		7,813,919	4,273,506	5,093,192

NON-CURRENT LIABILITIES
Deferred tax liabilities		77,600	507	4,132
Long-term provisions		73,357	48,654	171,721

Total Non-Current Liabilities		150,957	49,161	175,853
Total Liabilities		7,964,876	4,322,667	5,269,045

Net Assets		18,205,695	18,198,998	19,313,052

Equity
Issued capital	9	19,544,815	19,260,762	19,661,092
Reserves		(5,452,824)	(4,488,142)	(3,938,874)
Retained profits		4,113,704	3,426,378	3,590,834
Total Equity		18,205,695	18,198,998	19,313,052

The Balance Sheet is to be read in conjunction with the notes to and forming part of the half year financial report.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF YEAR ENDED 30TH JUNE 2007

		Half Year
	Note	2007	2006
		$	$

Total equity at the beginning of the half-year		18,198,998	17,633,641

Exchange differences on translation of foreign operations		81,148	620,172
Net investment in foreign operation		(1,056,402)	-

Net income recognised directly in equity		(975,254)	620,172

Profit for the half year		2,494,195	1,606,308

Total recognised income and expense for the year		1,518,941	2,226,480

Shares issued during the year		440,000	812,000

Shares forfeited/ cancelled during the year		(155,946)	-

Share based payments		10,571	-

Dividend payment		(1,806,869)	(1,359,069)

Total movement in equity		(1,512,244)	(547,069)

Total equity at the end of the half-year		18,205,695	19,313,052

The statement of changes in equity is to be read in conjunction with the notes to and forming part of the half year financial report.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30TH JUNE 2007

		Half Year
	Note	2007	2006
		$	$

Cash flows from operating activities
Receipts from pearl jewellery and oyster sales		5,093,518	6,955,210
Proceeds from other operating activities		(61,391)	130,917
Interest paid		(649)	-
Interest received		22,825	47,948
Payments to suppliers and employees		(4,451,999)	(3,491,709)
Income taxes paid		(632,958)	(440,723)

Net cash provided by/ (used in) from operating activities		(30,654)	3,201,643

Cash flows from investing activities
Payments for property, plant and equipment		(482,214)	(672,297)
Proceeds on disposal of fixed assets		15,573	-

Net cash used in from investing activities		(466,641)	(672,297)

Cash flows from financing activities
Proceeds from borrowings		290,873	-
Repayment of borrowings		-	(59,571)
Proceeds from issue of shares		440,000	-
Loan to employees to purchase shares		(440,000)	-
Repayment of loan to employees		65,000	-
Payments for purchase of company shares		(155,946)	-
Dividend paid to company’s shareholders		(1,806,869)	(1,359,068)

Net cash used in from financing activities		(1,606,942)	(1,418,640)

Net increase/(decrease) in cash held		(2,104,237)	1,110,706

Cash and cash equivalents at the beginning of the half-year		2,631,979	1,475,480
Effects of exchange rate changes on cash and cash equivalents		28,279	15,887

Cash and cash equivalents at the end of the half-year		556,021	2,602,073

The cashflow statement is to be read in conjunction with the notes to and forming part of the half year financial report.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30TH JUNE 2007

1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report for the interim half-year reporting period ended 30th June 2007 has been prepared in accordance with the Corporations Act 2001 and Australian Accounting Standard AASB 134 Interim Financial Reporting.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 31st December 2006 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

1.1	Principles of consolidation

A controlled entity is any entity that Atlas South Sea Pearl Ltd has the power to control the financial and operating policies so as to obtain benefits from its activities.

The financial statements of the economic entity comprise consolidated accounts of Atlas South Sea Pearl Limited and all controlled entities within the meaning of the Corporations Act. All intercompany balances and unrealised profits resulting from intra-group transactions have been eliminated.

Where a controlled entity is acquired during a year, its results are included only from the date of acquisition. Where there is loss of control of a controlled entity during a year, its results are included only for that period of the year during which the parent entity had control.

In the instance of the acquisition of a controlled entity, the cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value apportionment, at the date of acquisition, of the purchase consideration plus costs incidental to the acquisition.

1.2	Income tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted at the balance date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefit brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

1.3	Inventories

(a)	Pearls - quantity of pearls as harvested and processed are valued at the lower of cost or net market value.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS REPORT
FOR THE HALF YEAR ENDED 30TH JUNE 2007

(b)	Nuclei - quantities on hand at the year end are valued at cost.

(c)	Oysters - refer note 1.4 (Biological assets)

1.4	Biological assets

The economic entity has applied AASB141 Agriculture. The standard requires that all inventories, which are non-human, living assets, be treated separately from other inventory. Biological assets must be measured at net market value and the increment/(decrement) in net market values of the assets is to be recognised as revenue/(expense) in the statement of financial performance. The value of the Biological Assets is only recognised when it can be measured reliably.

Oysters are living organisms which meet the definition of a Biological asset. There is no market for oysters by which a reliable valuation comparison of this category of the asset can be made. Given the uncertainty and risk that exists in the process of producing a pearl and other risk factors specific to the operations of the economic entity, the Directors believe that the most appropriate market valuation for the oysters is their cost of production. Cost is the total direct hatchery and farm operations and includes the cost of oyster purchases and nuclei used in seeding operations.

The details of the Biological assets that are held by the economic entity as at 30 June 2007 are provided at Note 5.

1.5	Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Property

Freehold land and buildings are shown at their fair value (being the amount for which an asset could be exchanged between knowledgeable willing parties in an arms length transaction), based on periodic valuations by external independent valuers, less subsequent depreciation for buildings.

Leasehold property is shown at cost and amortised over the shorter of the term of the unexpired lease on the property or the estimated useful life of the improvements on the property.

Plant and Equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

The carrying value of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount of these assets which is assessed on the basis of the expected net cash flows that will be received from the assets employed and subsequent disposal.

The cost of fixed assets constructed within the economic entity includes the cost of materials and direct labour. Repairs and maintenance carried out on the assets are expensed unless there is a future economic benefit that will flow to the group which can be reliably measured, in which case the value of the asset is increased.

Depreciation

Depreciation on property, plant and equipment is calculated on a straight line basis so as to write off the cost or valuation of property, plant and equipment over their estimated useful lives commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

	Depreciation rate
Class of fixed asset	2007	2006
Leasehold land & buildings & improvements	5-10%	5-10%
Vessels	10%	10%
Plant & equipment	20-50%	20-50%

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30TH JUNE 2007

1.6	Leases

Lease payments for operating leases, where substantially all the risk and benefits remain with the lessor, are charged as expenses to the income statement in the period in which they are incurred.

1.7	Financial instruments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

a)	Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management within the requirements of AASB 139 Recognition and Measurement of Financial Instruments. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value.

Derivatives are also categorised as financial assets at fair value through profit or loss unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

b)	Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

c)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity.

d)	Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

e)	Recognition

Purchases and sales of investments are recognised on trade-date, the date on which the Economic Entity commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Economic Entity has transferred substantially all the risks and rewards of ownership.

f)	Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS REPORT
FOR THE HALF YEAR ENDED 30TH JUNE 2007

g)	Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

h)	Impairment

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the assets carrying value. Any excess of the assets carrying value over its recoverable amount is expensed to the income statement.

i)	Fair value

Valuation techniques are applied to determine the fair value of all unlisted securities, including arms length transactions, reference to similar instruments and option pricing models. Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value of unlisted securities.

j)	Investment in subsidiaries

Investments in subsidiaries are recognised in the financial statements at the cost method less impairment losses as they are unquoted investments.

1.8	Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

1.9	Foreign currency translations

a)	Functional and presentation currency

Items included in the financial statements of each of the subsidiaries within the economic entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Atlas South Sea Pearl Ltd’s functional and presentation currency.

b)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transaction. Foreign currency monetary items are translated at the year end exchange rate, Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

c)	Group Companies

The results and financial position of all group entities (none of which has the currency of a hyperinflation economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each income statement are translated at average exchange rates; and

•	All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold or borrowings repaid, a proportional share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS REPORT
FOR THE HALF YEAR ENDED 30TH JUNE 2007

1.10	Employee benefits

Provision is made for the economic entity’s liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

The cost of providing defined benefits is determined using the projected unit credit method. Actuarial valuations are undertaken periodically to measure the liability to economic entity of the defined benefits that are required to be met by law.

1.11	Provisions

Provisions for legal claims are recognised when: the Economic Entity has a present legal or constructive obligation as a result of a past event; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably measured.

1.12	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, high liquid investments with original maturity or three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

1.13	Revenue recognition

a)	Sales Revenue

Sales revenue is recognised when it is earned from the sale of products or services to entities outside the economic entity. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable;

b)	Interest Income

Interest income is recognised as it accrues.

c)	Asset Sales Revenue

Revenue from asset sales comprises the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

1.14	Earnings Per Share

(a)	Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the Company, excluding any costs of service equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(b)	Diluted earnings per share

Diluted earnings per share adjusts the figure used in determination of basic earnings per share to take into account the after income tax effect of interest and other financial costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30TH JUNE 2007

1.15	Segment Reporting

Segment revenues and expenses are those directly attributable to the segment and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. Whilst most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income tax.

Inter-segment Transfers - Segment revenues, expenses and results include transfers between segments. These transfers are eliminated on consolidation.

1.16	Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

1.17	Critical accounting estimates and adjustments

The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and the best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

Key estimates - Impairment

The group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

For the purpose of preparing the half year financial report, the half year has been treated as a discrete reporting period.

A reference to Dollars or $ means Australian Dollars.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30TH JUNE 2007

	Half Year
	2007	2006
	$	$
2 Revenue from ordinary activities
Revenue from operating activities
Sales revenue	8,742,677	4,532,863

Interest income	44,080	50,911

Other revenue	10,570	-
	8,797,327	4,583,774
Other income

Net foreign exchange gain from operating activities	201,540	812,219

Total revenue	8,998,867	5,395,993

3	EARNINGS PER SHARE

	2007	2006
	cents	cents
Basic earnings/(loss) per share	2.79	1.82
Diluted earnings per share	2.79	1.82

	No.	No.
Weighted average number of ordinary share
outstanding during the year used for calculation of
basic earnings per share	89,533,597	88,274,342

Weighted average number of potential ordinary
shares outstanding during the year used for
calculation of diluted earnings per share	89,533,597	88,274,342

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30TH JUNE 2007

4	FINANCIAL INSTRUMENTS

Derivative financial instruments represent to foreign currency hedging that is in place to manage risk relating to the Company’s exposure to foreign currencies. Under AASB 139, derivative financial instruments are measured at fair value at the reporting date. Gains and losses resulting from changes to fair value are taken to the income statement unless they are designated as effective hedges, in which case the difference is taken directly to equity. .The economic entity held a number of forward exchange contracts and options at 30 June 2007. None of the contracts held by the economic entity are classified as effective hedges under the standard.

5	BIOLOGICAL ASSETS

	Half Year
	2007	2006
	$	$

Current - Oysters	1,574,351	1,247,469

Non-Current - Oysters	6,987,466	7,493,932
Total Biological Assets	8,561,817	8,741,401

The details of the Biological Assets that are held by the economic entity as at year end are as follows:
Nature of Biological Assets:- Oysters (Pinctada Maxima)

	No.	No.
Held within the economic entities operations:
Juvenile oysters which are not nucleated	1,008,310	898,564
Nucleated oysters	654,381	585,718
Other oysters used for brood-stock, saibo tissue and
research	6,757	8,126

	1,669,448	1,492,408

It is the view of the Directors that there is no market for pearl oysters and therefore the most reliable basis for valuation is their cost. Therefore there is no incremental change in the net market value that needs to be accounted for as a gain or loss in the income statement.

6	DIVIDENDS

	$	$
Distributions paid - Ordinary Shares
Fully franked ordinary dividend declared on 20th April 2007 of 2.0 cents (2006 - 1.5cents) per share franked at a tax rate of 30%	1,806,869	1,359,069

7	SEGMENT REPORTING

(a)	Business

The economic entity operates predominantly in the pearling industry in the geographic regions of Australia and Indonesia. Unallocated items represent amounts that do not directly relate to the pearling activities.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30TH JUNE 2007

(b)	Geographical

	Indonesia	Australia	Eliminations	Total
30/06/2007	$	$	$	$
Revenue
External segment revenue	390,265	8,352,412	-	8,742,677
Inter-segment revenue	3,860,409	-	(3,860,409)	-
Total segment revenue	4,250,674	8,352,412	(3,860,409)	8,742,677
Other unallocated revenue	17,152	105,955	133,083	256,190
Total Revenue				8,998,867

Result
Segment Results	422,931	3,935,667	(50,432)	4,308,166
Unallocated corporate revenue/(expenses)				(999,530)
Profit from ordinary activities before income tax				3,308,636
Income tax expense				(814,441)
Net Profit				2,494,195

	Indonesia	Australia	Eliminations	Total
30/06/2006	$	$	$	$
Revenue
External segment revenue	54,199	4,347,448	-	4,401,647
Inter-segment revenue	3,069,625	-	(2,938,409)	131,216
Total segment revenue	3,123,824	4,347,448	(2,938,409)	4,532,863
Other unallocated revenue	(330,993)	803,376	390,748	863,130
Total Revenue				5,395,993

Result
Segment Results	124,150	1,068,974	12,870	1,205,994
Unallocated corporate expenses				824,952
Profit from ordinary activities before income tax				2,030,946
Income tax refund/(expense)				(424,638)
Net Profit				1,606,308

8	CONTINGENT LIABILITIES

There has been no change in contingent liabilities since the last annual reporting date.

9	ISSUED CAPITAL

	Half Year
	2007	2006
	$	$
90,045,890 (2006 - 90,610,254) fully paid ordinary shares	19,544,815	19,661,092

	No.	$	No.	$
Number of shares on issue at the beginning of the reporting period	89,313,280	19,260,762	87,810,254	18,849,092
Shares issued under Employee Share Plan	1,100,000	440,000	2,800,000	812,000
Shares bought back and cancelled	(367,390)	(154,947)	-	-
Number of share on issue at the end of the reporting period	90,045,890	19,544,815	90,610,254	19,661,092

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS REPORT
FOR THE HALF YEAR ENDED 30TH JUNE 2007

10	POST BALANCE DATE EVENTS

The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and Nasdaq Stock Exchanges. There have been no significant post balance date events except for the directors’ approval of a further 2 cents per share, fully franked dividend payable in October 2007.

11	SUBSIDIARIES

On 21st June 2007 a nominee company was incorporated as a vehicle for undertaking operations in Malaysia. Aspirasi Satria Sdn Bhd is a private company limited by shares, domiciled and incorporated in Malaysia. The company was dormant and remained dormant from the date of acquisition to the reporting date.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS DECLARATION

The Directors declare that the financial statements and notes set out on pages 7 to 20:

(a)	comply with Accounting Standards AASB134 "Interim Financial Reporting" and the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b)
give a true and fair view of the consolidated entity’s financial position as at 30th June 2007 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date;

In the Directors opinion there are reasonable grounds to believe that Atlas South Sea Pearl Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

/s/ George Snow
G.R.W. SNOW Chairman

Perth, Western Australia 30th August 2007

BDO Kendalls Audit & Assurance (WA) Pty Ltd 128 Hay Street SUBIACO WA 6008 PO Box 700 WEST PERTH WA 6872 Phone 61 8 9380 8400 Fax 61 8 9380 8499 aa.perth@bdo.com.au www.bdo.com.au ABN 79 112 284 787

INDEPENDENT AUDITOR’S REVIEW REPORT
TO THE MEMBERS OF ATLAS SOUTH SEA PEARL LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Atlas South Sea Pearl Limited, which comprises the condensed balance sheet as at 30 June 2007, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes and the directors’ declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the half-year end or from time to time during the half-year in order for the disclosing entity to lodge the half-year financial report with the Australian Securities and Investments Commission.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the disclosing entity are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the disclosing entity’s financial position as at 30 June 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Atlas South Sea Pearl Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

BDO Kendalls is a national association of separate partnerships and entities

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, provided to the directors of Atlas South Sea Pearl Limited on 30 August 2007, would be in the same terms if provided to the directors as at the date of this auditor’s review report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Atlas South Sea Pearl Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2007 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

BDO Kendalls Audit & Assurance (WA) Pty Ltd

/s/ Sherif Andrawes
Sherif Andrawes Director

Perth, Western Australia Dated this 30th day of August 2007

ATLAS SOUTH SEA PEARL AND ITS CONTROLLED ENTITTES

RESULTS FOR ANOUNCEMENT TO THE MARKET
AS PER APPENDIX 4D
AUSTRALIAN STOCK EXCHANGE LISTING RULES

FOR THE HALF YEAR ENDED 30TH JUNE 2007

1	The reporting period and the previous corresponding period as detailed in this financial statement are 30th June 2007 and 30th June 2006 respectively

	2007	2006	% Change	Up/Down
2 Key Financial Data

2.1 Revenue (a)	8,998,867	5,395,993	66.8%	Up

2.2 Profit/(loss)from ordinary activities after tax attributable to members (b)	2,494,195	1,606,308	55.3%	Up

2.3 Net profit/(loss) attributable to members (b)	2,494,195	1,606,308	55.3%	Up

2.4 Dividends (c)

	2007	2006
Interim dividend
Amount per share	2.0 cents	1.50 cents
Franking percentage	100%	100%
Date paid	25/05/07	26/06/06
Final Dividend
Amount per share	2.0 cents	2.0 cents
Franking percentage	100%	100%
Date paid	26/10/2007	8/12/2006
Record Date	2/10/2007

Explanation of 2.1 to 2.4

a)
Revenue has increased due to a higher number of pearls being sold in the first six months of 2007 (99,973) compared to the same period in 2006 (61,116). The pearls sold in the first six months of 2007 have had a higher unit value ($83.55/ piece) than goods sold in the corresponding period in 2006 ($71.13/piece)

b)
Net profit has increased mainly due to an increase in pearl sales revenue ($4,004,964 or 92%) as well as an increase in gross profit margin from 63% in 2006 to 70% in 2007. The improved gross profit margin is a result of an improvement in economies of scale in oyster production which has lead to a lower unit cost per pearl. The diversification of pearl production functions has allowed the company to reduce costs and this is being reflected in improved profit margins.

ATLAS SOUTH SEA PEARL AND ITS CONTROLLED ENTITTES

RESULTS FOR ANOUNCEMENT TO THE MARKET
AS PER APPENDIX 4D
AUSTRALIAN STOCK EXCHANGE LISTING RULES

FOR THE HALF YEAR ENDED 30TH JUNE 2007

c)
An interim dividend was declared in April 2007 and paid on 25th May 2007 as a result of surplus cash reserves being available and sales expectations being on target for 2007. A further dividend was announced on the 30th August with a record date of 2nd October and a payment date of 26th October. The Company’s dividend reinvestment plan is not available for these dividend payments.

3	Net Tangible Assets

	Consolidated
	2007	2006
Net tangible assets	18,205,695	19,313,052
Ordinary Shares	90,045,890	90,610,254
Net tangible assets per ordinary share	0.20 cents	0.21 cents

4	Change in control of entities

On 21st June 2007 a nominee company was incorporated as a vehicle for undertaking operations in Malaysia. Aspirasi Satria Sdn Bhd is a private company limited by shares, domiciled and incorporated in Malaysia. The company was dormant and remained dormant from the date of acquisition to the reporting date.